Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	For the Years Ended December 31,
(in thousands, except for ratios)	2014	2015	2016	2017	2018
Earnings:
Income before income taxes	$501,272	$530,138	$109,370	$184,527	$(55,922)
Add: fixed charges	39,274	27,123	18,330	20,507	12,578
Earnings	$540,546	$557,261	$127,700	$205,034	$(43,344)
Fixed Charges:
Interest expense[1]	$39,211	$27,059	$18,267	$20,221	$12,157
Estimated interest portion of rent expense[2]	63	64	63	286	421
Fixed charges	$39,274	$27,123	$18,330	$20,507	$12,578
Ratio of earnings to fixed charges	13.76	20.55	6.97	10.00	(3.45)
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.